Exhibit 4.2


                          SUMMARY OF RIGHTS TO PURCHASE
                                 PREFERRED STOCK


     The Board of Directors of Bestfoods has declared a dividend of one right (a "Right") for each outstanding share of Bestfoods' Common Stock. The dividend will be payable to shareholders of record on January 4, 1999. Generally, each Right consists of the right to purchase, for $200 (the "Exercise Price"), 1/200 of a share of Bestfoods' Series A Junior Participating Preferred Stock (the "Preferred Stock"). The Rights are more fully described in a Rights Agreement between Bestfoods and First Chicago Trust Company of New York, as Rights Agent.

Distribution Date

     The Rights may be exercised only if the Distribution Date occurs. The Distribution Date is the date 10 business days after (i) the date a person or group ("Person") announces that it has acquired 15% or more of Bestfoods' outstanding Common Stock or (ii) the date a Person begins, or announces an intention to begin, a tender offer for 15% or more of Bestfoods' outstanding Common Stock, whichever occurs later.

     If the Distribution Date occurs, Bestfoods will mail to shareholders of record on such date certificates evidencing the Rights and such shareholders will be able to transfer the Rights certificates separately from the Common Stock certificates. Until such time, the Rights will be evidenced only by the Common Stock certificates (which, if issued after January 4, 1999, will be imprinted with a legend describing the Rights) and shareholders will only be able to transfer the Rights together with the Common Stock.

"Flip-in" and "Flip-over" Features

     If a Person acquires 15% or more of Bestfoods' outstanding Common Stock without the prior approval of the Board, then the other shareholders of Bestfoods (but not the acquiror) will be entitled to purchase, at the Exercise Price, Common Stock of Bestfoods (or, in certain circumstances, cash, property or other securities of Bestfoods) with a market value equal to two times the Exercise Price. This is commonly referred to as the "flip-in" feature of the Rights.

     If a Person acquires 15% or more of Bestfoods' outstanding Common Stock without the prior approval of the Board and then either acquires Bestfoods in a merger or other business combination transaction or causes the sale or transfer of 50% or more of Bestfoods' assets or earning power, then the other shareholders of Bestfoods (but not the acquiror) will be entitled to purchase, at the Exercise Price, common stock of such acquiror


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with a market value equal to two times the Exercise Price. This is commonly referred to as the "flip-over" feature of the Rights.

     To illustrate, if the exercise price were $250 and the current market price of the common stock (either of Bestfoods or the acquiror, as applicable) were $50 at the time of exercise, a holder who exercises would be entitled to receive $500 worth of common stock (or 10 shares) for $250 (rather than just 5 shares).

Redemption or Exchange of Rights

     The Rights will expire automatically in 10 years, on January 4, 2009, but Bestfoods has the option of redeeming or exchanging the Rights prior to that time.

     Bestfoods may redeem all of the Rights at any time before a Person announces that it has acquired 15% or more of Bestfoods' outstanding Common Stock or, if such acquisition already has taken place, during the 10 business day period following such acquisition. Bestfoods may extend such 10 business day period. Each Right may be redeemed at the price of $.0001 per Right. The Rights cannot be exercised until after the redemption period has passed. If Bestfoods were to redeem the Rights, the Rights will no longer be exercisable and will terminate.

     Furthermore, Bestfoods may exchange all or a portion of the Rights at any time after a Person acquires 15% or more of Bestfoods' outstanding Common Stock at an exchange ratio of one share of Common Stock of Bestfoods (or, in certain circumstances, cash, property or other securities of Bestfoods) per Right. If the Board of Directors were to order the exchange of the Rights, the Rights will no longer be exercisable and will terminate. Until a Right is exercised or exchanged, the holder of such Right will not have any rights as a shareholder of Bestfoods (including the right to vote or receive dividends) simply as a result of being a holder of such Right.

Amendment

     Bestfoods may amend any of the provisions of the Rights Agreement before the earlier to occur of (i) the date a Person announces that it has acquired 15% or more of Bestfoods' outstanding Common Stock or (ii) the Distribution Date. Thereafter, Bestfoods may only amend the Rights Agreement to eliminate any ambiguity or defect or to make changes that are not adverse to the interests of holders of the Rights (other than the acquiror). However, after the earlier of the two dates referred to above, Bestfoods may not amend the provisions of the Rights Agreement that relate to the principal economic terms of the Rights.


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Adjustments to Exercise Price

     In order to prevent dilution, Bestfoods may adjust the Exercise Price or the number of 1/200 of a share of Preferred Stock (or, in certain circumstances, Common Stock or other securities of Bestfoods) that may be issued upon exercise. Such adjustment may be necessary if Bestfoods were to subdivide, combine or reclassify the Preferred Stock or grant holders of the Preferred Stock rights or warrants to subscribe for shares of the Preferred Stock or convertible securities at less than the current market price of the Preferred Stock. However, Bestfoods need not adjust the Exercise Price until the earlier of three years or the time when cumulative adjustments require an adjustment of at least 1% in such Exercise Price.

Terms of the Preferred Stock

     Each 1/200 of a share of Preferred Stock that may be issued upon exercise of a Right is intended to be comparable to one share of Common Stock of Bestfoods with respect to dividend, voting, liquidation and other rights. The Preferred Stock will rank junior to all other series of Bestfoods' preferred stock with respect to dividend payments and distributions of assets in liquidation. The Preferred Stock will not be redeemable.

     The Rights Agreement has been filed with the Securities and Exchange Commission as an exhibit to a Registration Statement on Form 8-A dated November 20, 1998. A copy of the Rights Agreement is also available free of charge to shareholders upon request to Bestfoods.




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